BUILDERS FIRSTSOURCE, INC.
January 21, 2010
VIA FACSIMILE AND EDGAR
Ms. Era Anagnosti
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4631

Re:	Builders FirstSource, Inc.
Registration Statement on Form S-3
Filed on December 31, 2009
File No. 333-164102
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Builders FirstSource, Inc. (the “Company”) and the guarantors listed on the signature page of this request (together with the Company, the “Registrants”) hereby request the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 1:00 p.m., Washington, D.C. time, on January 21, 2010 or as soon thereafter as practicable.
     The Registrants acknowledge that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, BUILDERS FIRSTSOURCE, INC.
By:	/s/ Donald F. McAleenan
Donald F. McAleenan
Senior Vice President, General Counsel and Secretary

GUARANTORS:
BFS, LLC
BFS IP, LLC
BFS Texas, LLC
Builders FirstSource Holdings, Inc.
Builders FirstSource—Atlantic Group, LLC
Builders FirstSource—Colorado Group, LLC
Builders FirstSource—Colorado, LLC
Builders FirstSource—Dallas, LLC
Builders FirstSource—Florida Design Center, LLC
Builders FirstSource—Florida, LLC
Builders FirstSource—Intellectual Property, L.P.
Builders FirstSource—MBS, LLC
Builders FirstSource—Northeast Group, LLC
Builders FirstSource—Ohio Valley, LLC
Builders FirstSource—Raleigh, LLC
Builders FirstSource—South Texas, L.P.
Builders FirstSource—Southeast Group, LLC
Builders FirstSource—Texas GenPar, LLC
Builders FirstSource—Texas Group, L.P.
Builders FirstSource—Texas Installed Sales, L.P.
CCWP, Inc.

By:	/s/ Donald F. McAleenan
Donald F. McAleenan
Senior Vice President and Secretary

cc:	Pamela A. Long
Andrew Schoeffler
William Scott Ortwein
Robert Pincus
Allison L. Land
Andrew M. Johnston